ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 23 JULY 2008	OTCBB Code: OBTLY

KEY TERMS & CONDITIONS - CEO CONTRACT OF EMPLOYMENT

PERTH, AUSTRALIA – 23 July 2008 – Orbital Corporation Limited today announced the key terms & conditions of employment of Mr Terry Stinson who assumed the role of Chief Executive Officer and Managing Director on 21 June 2008.

Under an Executive Service Agreement, Mr Stinson’s total fixed remuneration (“TFR”) will be $350,000, with annual cash bonuses of up to 60% of the TFR payable on achievement of stringent performance targets to be set by the Board.  Subject to shareholder approval, Mr Stinson will also participate in the Company’s performance based Executive Long Term Share Plan.  The Plan currently provides for the issue of shares based on the Company achieving a Total Shareholder Return, over a 3 year performance period, at or above the 50th percentile of a peer group of companies.  The potential annual value of the Executive Long Term Share Plan will be set at a maximum of 70% of the TFR subject to the achievement of the stringent performance targets to be set by the Board.

The service agreement is for an indefinite period and may be terminated at any time by the Company on 12 months notice (other than for reasons of serious misconduct).  Mr Stinson is required to provide three months notice of termination.

ENDS

CONTACTS	Keith Halliwell CFO & Company Secretary Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).